# Andrew Sayles

Co-Founder & Chief Operating Officer | Livestock Labs

Wilmington, Delaware · [redacted]



## PROFESSIONAL SUMMARY

Co-Founder and COO of Livestock Labs. Former early business hire at Mission Barns, which brought the first FDA- and USDA-cleared cultivated pork product to the U.S. market. Operator with experience across fundraising, commercial strategy, partnerships, finance, supply chain, facilities, lab operations, and early-stage execution.

## PROFESSIONAL EXPERIENCE

### Livestock Labs
October 2023 – Present

*Co-Founder & Chief Operating Officer* · Wilmington, Delaware

- Co-founded Livestock Labs to develop, own, and license engineered livestock cell lines for cultivated meat and adjacent cell-based animal product markets.
- Lead fundraising, commercial strategy, partnerships, customer development, finance, legal coordination, contracting, operations, and corporate administration.

### Mission Barns
May 2021 – October 2023

*Global Business Development Lead* · San Francisco, California

- Early business hire at Mission Barns, which brought the first FDA- and USDA-cleared cultivated pork product to the U.S. market.
- Supported company scaling across business development, fundraising support, commercial operations, supply chain, facilities, lab operations, accounts payable, and internal systems.

### University of Cambridge
January 2022 – May 2022

*Fundamentals Programme Facilitator* · Remote

- Designed and facilitated course programming on alternative proteins, cellular agriculture, cultivated meat, and food biotechnology for students and professionals entering the sector.

### England Logistics
June 2018 – May 2021

*Logistics Coach / Sales & Operations Manager* · Portland, Oregon

- Led a satellite office with a nine-person sales team, operations support, and a 100+ company customer portfolio that routinely achieved record profits.
- Created and reported on P&L statements, annual budgets, six-week forecasts, customer retention, and operating performance.

## CORE CAPABILITIES

Fundraising · Commercial Strategy · Partnerships · Business Development · Operations · Finance · Customer Development · Supply Chain · Facilities · Contracting · Legal Coordination · Early-Stage Execution

## EDUCATION

### University of Central Florida
2014

*Bachelor of Science in Business Administration* · Orlando, Florida

### University of Cambridge
2022

*Alternative Protein Fundamentals Programme* · Remote

### Harvard University
2023

*Graduate coursework in Food Systems and Environmental Policy* · Remote, part-time